Exhibit 99.1

Scotiabank reports solid results

Third quarter highlights compared to the same period a year ago:

-    Earnings per share (diluted) of $0.77 compared to $0.71, an 8.5% rise
-    Return on equity of 19.9%, versus 19.4%
-    Tier 1 capital ratio of 11.1%, compared to 11.3%
-    Productivity ratio of 56.4%, improved from 58.1%

Toronto, August 30, 2005 -Scotiabank reported earnings per share (diluted) of $0.77, in the third quarter of 2005, up 8.5% from $0.71 from the same period last year. Net income rose to $784 million in the third quarter, an increase of 7% over last year.
“This quarter’s results reflect strong broad-based gains across all three of our growth platforms -Domestic Banking, Scotia Capital and International Banking -continuing the success of our strategy of diversifying geographically across business lines,” said Rick Waugh, President and CEO.
“In Domestic, we continue to see growth in consumer lending, including mortgages, and service revenues from increased customer activity that allows us to earn through compressed margins in the current low-interest environment.
“International Banking provides Scotiabank with a unique growth engine, with strong results at Scotiabank Inverlat, driven by significant mortgage and credit card gains, and on-going strength across the Caribbean.
    “Scotia Capital’s results were highlighted by favourable credit quality coupled with solid capital markets-related revenues.
    “The Bank’s capital position remains strong, providing us with the opportunity to pursue a broad range of growth options and to continue to increase returns to shareholders.”
    For the nine-month period ended July 31, 2005, net income was a record $2,398 million, compared to $2,203 million in the same period last year, an increase of 9%. Earnings per share (diluted) were $2.35 versus $2.13, up 10%, and return on equity was 21.0% compared to 20.2%.
    “With our positive results this quarter, we expect to achieve results in the upper range of our key performance targets this year,” Mr. Waugh said.

Year-to-date performance versus our 2005 targets was as follows:

1.        TARGET: Generate growth in earnings per share (diluted) of 5 to 10% per year. Our year-over-year growth was 10%.

2.        TARGET: Earn a return on equity (ROE) of 17 to 20%. For the nine months, Scotiabank earned an ROE of 21.0%.

3.        TARGET: Maintain strong capital ratios. At 11.1%, Scotiabank’s Tier 1 capital ratio remains among the highest of the Canadian banks and strong by international standards.

4.        TARGET: Maintain a productivity ratio of less than 58%. Scotiabank’s performance was 55.9%.

FINANCIAL HIGHLIGHTS

	As at and for the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(Unaudited)	2005	2005	2004	2005	2004
Operating results ($ millions)
Net interest income(1) (TEB(2))	1,561	1,552	1,497	4,616	4,514
Total revenue(1) (TEB(2))	2,689	2,688	2,532	7,991	7,838
Provision for credit losses	85	35	50	194	350
Non-interest expenses	1,517	1,490	1,472	4,464	4,401
Provision for income taxes(1) (TEB(2))	286	320	262	884	822
Net income(1)	784	826	731	2,398	2,203
Net income available to common shareholders	775	822	727	2,381	2,191
Operating performance
Basic earnings per share ($)	0.78	0.82	0.72	2.38	2.17
Diluted earnings per share ($)	0.77	0.81	0.71	2.35	2.13
Return on equity (%)	19.9	22.3	19.4	21.0	20.2
Productivity ratio(1) (%) (TEB(2))	56.4	55.4	58.1	55.9	56.1
Net interest margin on total average assets(1) (%) (TEB(2))	1.97	2.07	2.09	2.01	2.12
Balance sheet information ($ millions)
Cash resources and securities	95,911	93,439	85,030
Loans and acceptances	199,530	192,776	182,248
Total assets	317,533	309,090	286,890
Deposits	220,009	214,782	201,133
Preferred shares(1)	600	600	300
Common shareholders’ equity	15,603	15,344	14,981
Assets under administration	166,717	162,962	162,121
Assets under management	23,975	23,354	21,151
Capital measures
Tier 1 capital ratio (%)	11.1	11.4	11.3
Total capital ratio (%)	13.1	13.4	13.7
Tangible common equity to risk-weighted assets(3) (%)	9.3	9.5	9.5
Risk-weighted assets ($ millions)	163,798	160,057	155,516
Credit quality
Net impaired loans(4) ($ millions)	573	666	1,198
General allowance for credit losses ($ millions)	1,375	1,375	1,425
Net impaired loans as a % of loans and acceptances(4)	0.29	0.35	0.66
Specific provision for credit losses as a % of average loans and acceptances (annualized)	0.17	0.07	0.22	0.14	0.30
Common share information
Share price ($)
High	42.64	41.37	36.88	42.64	37.45
Low	39.19	38.63	32.90	36.41	31.08
Close	41.75	39.99	36.60
Shares outstanding (millions)
Average (basic)	995	996	1,008	999	1,010
Average (diluted)	1,009	1,011	1,024	1,014	1,026
End of period	995	994	1,008
Dividends per share ($)	0.34	0.32	0.30	0.98	0.80
Dividend yield (%)	3.3	3.2	3.4	3.3	3.1
Dividend payout ratio(5) (%)	43.7	38.7	41.6	41.1	36.9
Market capitalization ($ millions)	41,547	39,734	36,899
Book value per common share ($)	15.68	15.44	14.86
Market value to book value multiple	2.7	2.6	2.5
Price to earnings multiple (trailing 4 quarters)	13.6	13.2	13.0
Other information
Employees	46,269	44,094	44,253
Branches and offices	1,944	1,871	1,865

Certain comparative amounts in this quarterly report have been reclassified to conform with current period presentation.

(1) Amounts have been retroactively restated as required by a new accounting pronouncement on liabilities and equity (refer to Note 1 further below).
(2) The adjustment that changes GAAP measures to taxable equivalent basis (TEB) measures is discussed in footnotes (2) and (3) further below.
(3) Represents common shareholders’ equity and non-controlling interest in subsidiaries, less goodwill and other intangible assets, as a percentage of risk-weighted assets.
(4) Net impaired loans are impaired loans less the specific allowance for credit losses.
(5) Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.

MESSAGE TO STAKEHOLDERS

Strategies for success
We have three strong business lines, a very solid capital position, and a great team of people dedicated to helping our customers become financially better off. Based on the results of the first nine months of the fiscal year, we expect to achieve results in the upper range of our key performance targets for 2005. Our success year-to-date has contributed to our longer-term objective: to be the best Canadian-based international financial services company.

Build our customer base
Across the Scotiabank Group, we will build our customer base by cultivating deeper, more profitable relationships with our current customers and by acquiring new customers. A key priority will be to maintain a leadership position in customer satisfaction that we enjoy in many of our major markets.
Domestically, we will focus on current customers with high growth potential, and refer them to other partners within the Scotiabank Group, as appropriate. We will also use our branch network, indirect channels and aggressive marketing programs to acquire new customers. Internationally, we will continue to offer a broad range of products and services, such as mortgages and auto loans in Mexico and insurance and wealth management in the Caribbean. And in Scotia Capital, we will deepen our relation-ships with core clients through increased cross-sell of products and services.

Lever core strengths
We will gain efficiencies across the Scotiabank Group by levering our core strengths and expertise. We will take best practices developed in Canada, adjust them for local markets and demographics, and roll them out internationally - as we are doing with the Sales & Service program and Shared Services in the Caribbean, Central America and Latin America. By doing so, we can focus our resources more effectively and allocate significantly more time in our branches to sales and customer service activities.
We are also working to leverage Scotia Capital’s capabilities in Canada and the U.S. with Scotiabank Inverlat’s in Mexico.

Optimize use of capital
Finally, we will make optimal use of our very strong capital base, deploying it in a way to support organic growth and to make acquisitions.
In addition to our investments this quarter in technology and customer acquisition programs, we announced the acquisition of Waterous & Co. in Calgary, a leading global oil and gas acquisition and divestiture advisory firm, and the acquisition of a small mortgage originator in Puerto Rico. We also completed our previously announced purchase of Banco de Comercio in El Salvador.
We are always looking for ways to bolster our multinational operations through disciplined acquisitions, particularly in Mexico, the Caribbean, Central America and Asia. We will also continue to pursue all available opportunities in Domestic Banking and Scotia Capital.
While pursuing these strategies, we will continue to maintain our focus on people - our employees and the communities we serve, as well as our shareholders and customers. We are committed to being a leader in corporate social responsibility, which encompasses the way we interact with our stakeholders to meet our social, economic, environmental and ethical responsibilities.
We believe we have the right strategies in place to maintain our long record of success, and the right people to execute them. We look forward to continued strong results that will benefit all of our major stakeholders in 2005.

ACHIEVEMENTS

Domestic Banking
•    We continue to see strong growth in retail lending. During the quarter we reached an important milestone, passing the one million account mark for ScotiaLine, our line of credit product. In addition, outstanding loan balances under our market-leading Scotia Total Equity Plan grew to more than $50 billion. The plan provides our customers with tremendous flexibility by allowing them to borrow up to 90% of the value of their home and use multiple revolving credit products to meet their borrowing needs.
•     In order to better meet the investing needs of our customers, in June we launched the Scotia Vision™ Funds. These eight lifecycle fund-of-funds employ an asset allocation strategy that automatically  becomes more conservative over time, to better address the needs of clients with defined goals and time horizons. As well, we launched the Scotia®Diversified Monthly Income Fund, a conservative  income-oriented balanced fund whose objective is to provide regular monthly income and some capital appreciation.
•     At ScotiaMcLeod Direct Investing, total assets have increased $1.2 billion or 17% since the beginning of the fiscal year. Market share by assets has grown for 11 successive quarters.
•     In addition to our industry-leading customer satis-faction in retail banking, Scotiabank was rated the #1 bank for commercial automotive floorplan financing in a 2005 survey completed by an independent industry research group. We were also the #1 rated bank for automotive wholesale lease financing and automotive dealer account management.

International Banking
•     We completed the acquisition of Banco de Comercio and its concurrent merger with our existing operations in El Salvador during the quarter. The merged bank, Scotiabank El Salvador, was launched in early May with the complete re-branding of branches, offices and ABMs across the country.
•     Credit cards are an important element of our retail strategy. To continue to grow this business in Mexico, Scotiabank Inverlat has renewed its agreement with Fiesta, the leading loyalty program in the   country, with which we issue the co-branded Fiesta Rewards Scotiabank Inverlat credit card.
•     Scotiabank Puerto Rico entered into an agreement to acquire the assets, staff and operations of Pan American Financial. Pan American has been active in the Puerto Rican mortgage industry since 1997, and is one of the leading originators of Federal Housing Association loans in the territory.

Scotia Capital
•    We completed the acquisition of Waterous & Co., a leading global oil and gas energy acquisition and divestiture advisory firm. Most recently, Scotia Waterous advised Unocal Corporation on the pending sale of its Northrock Resources Ltd. subsidiary for US$1.8 billion.
•     Scotia Capital was the co-lead arranger and administrative agent on Cineplex Galaxy LP’s $425 million bank debt facility and the co-lead manager on the associated $215 million issue of subscription receipts and convertible subordinated debt. The transactions were used to finance the acquisition of Famous Players Theatres. We also acted as lead hedge advisor for the company’s interest rate risk management program and M&A advisor on the divestiture of select theatre properties.
•     Scotia Capital acted as the financial advisor to Grupo Comercial Chedraui on its purchase of 30 retail stores from France’s Carrefour Group, the world’s second-largest retailer. The transaction was one of the largest acquisitions in Mexico in the past year and highlights Scotia Capital’s ability to leverage its wholesale banking capabilities across the entire NAFTA region.

Employee highlights
•    In our ongoing process of expanding Scotiabank’s employee share ownership globally, we have introduced the Global Employee Share Ownership Plan (GESOP) to our 320 employees in Barbados. Beginning August 26, Barbados employees can make contributions to a program that sees Scotiabank match 50 cents to every dollar contributed towards the purchase of BNS shares (up to a percentage limit). Barbados is the 19th country to join our GESOP program.

Community involvement
•    Scotiabank was the premiere sponsor of the fourth World Conference on Breast Cancer, held in Halifax, N.S., in June. The conference drew 650 delegates from more than 60 countries to share information on this disease. In addition, our employees and customers raised more than $150,000 to assist breast cancer survivors attend the conference. The Bank contributed an additional $90,000 through a matching funds program.

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition

The Bank continued to produce solid results. Net income in the third quarter of $784 million grew 7% over the same quarter last year, or 13% excluding the impact of foreign currency translation, with broad-based gains in most revenue categories.
    The third quarter results were down 5% from the record results of last quarter. Contributing to this decline were higher loan loss provisions, due to fewer recoveries in Scotia Capital this quarter. As well, there were lower net gains on investment securities, due to the gain on the sale of a portion of the Bank’s investment holding in Shinsei Bank of Japan included in the second quarter. Notwithstanding the securities gains realized this quarter, the surplus of market value over book value for the Bank’s investment securities grew by $96 million to $1,084 million this quarter. Foreign currency translation had a minimal impact on the comparison of the quarter-over-quarter results.
    Net income for the nine months of $2,398 million was up 9% over the same period last year. Growth was 14% excluding the impact of foreign currency translation, reflecting strong results across core businesses, including lower loan loss provisions.

Total revenue (taxable equivalent basis)
Total revenue earned this quarter was $2,689 million, an increase of $157 million or 6% over the same quarter last year. Higher net interest income coupled with stronger retail brokerage and capital markets revenues were key contributors to this growth.
Total revenue was in line with last quarter, as increases in deposit and payment services and credit card revenues were offset by decreases in net gains on investment securities and retail brokerage revenues. The decline in net gains on investment securities was due to the Shinsei gain realized last quarter.
Year-to-date revenue of $7,991 million was up 2% from the $7,838 million earned in the same period last year, with increases in net interest income and trading revenues, partly offset by lower net gains on investment securities and the negative impact of foreign currency translation.

Net interest income (taxable equivalent basis)
This quarter’s net interest income of $1,561 million rose 4% from the same quarter last year, mainly from good retail lending volume growth in both Domestic and International operations. Net interest income was up $9 million from the second quarter, due to the positive impact of three more days in the quarter and growth in assets, which was partially offset by lower dividend income.
Canadian currency net interest income grew $49 million compared to the same quarter last year, due primarily to growth in retail lending volumes. Partially offsetting this growth were the effects of a compressed margin, due mainly to the continued low level of interest rates and customer preferences for lower-rate variable mortgages. Compared to last quarter, Canadian currency interest income rose 1%, as the favourable impact of three additional days in the quarter was somewhat offset by lower dividend income.
Foreign currency net interest income in the third quarter was up $15 million or 2% from the same period last year. There was strong growth in net interest income from Scotiabank Inverlat in Mexico and the Caribbean operations, although this was countered in part by the negative impact of foreign currency translation. Compared to the second quarter, foreign currency net interest income was up 1%, as gains in international retail opera-tions were mostly offset by lower dividend income.
On a year-to-date basis, total net interest income of $4,616 million was up $102 million from the same period last year. Contributing to this was strong growth in retail lending and securities income, tempered in part by a narrowing margin and the negative impact of foreign currency translation.
The total interest margin was 1.97% this quarter compared to 2.09% last year and 2.07% in the second quarter. The second quarter’s margin benefited from higher dividends received in that quarter. The interest margin for the nine-month period was 2.01% down from 2.12% for the comparative period last year, due in part to growth in lower yielding assets.

Other income
Other income grew 9% to $1,128 million this quarter from $1,035 million last year. Contributing significantly to the increase were stronger retail brokerage and capital markets revenues from greater customer activity. Accompanying these strong gains were higher fees from deposit services and credit cards, driven in part by increased customer transaction volumes, mainly in Canada. Net gains from investment securities, which included gains on emerging market bonds of $47 million, were in line with the compar-ative period last year. Partially offsetting this increase were a decline in credit fees and the negative effect of foreign currency translation.
Other income fell $8 million from last quarter, mainly from lower net gains on investment securities and seasonal declines in retail brokerage revenues. Mostly offsetting these declines were higher capital markets revenues, including customer-driven fixed income and derivative activities, and the growth in deposit services and credit card fees.

For the nine-month period, other income was $3,375 million, up $51 million, due primarily to strong year-over-year growth in retail brokerage, deposit services and capital markets revenues. This growth was tempered by the decline in net gains on investment securities from the high 2004 levels, lower credit fees and the negative impact of foreign currency translation. As well, year-to-date securitization revenues decreased in line with a reduction in credit card and ScotiaLine securitizations, as well as declines in volumes of new issues to the Canada Mortgage Bond securitization program.

Provision for credit losses
The provision for credit losses was $85 million this quarter, consisting entirely of specific provisions. This was $35 million higher than the same quarter last year and up $50 million from last quarter. The increase over last quarter was due to substantial recoveries realized by Scotia Capital in the second quarter. There was no change to the general allowance for credit losses this quarter compared to a reduction of $50 million in the same quarter last year.
For the nine-month period, total specific provisions for credit losses totaled $194 million, which was $206 million or 52% lower than the comparative period last year, due principally to improved credit conditions in Scotia Capital. Further discussion on credit risk can be found below.

Non-interest expenses and productivity
Total non-interest expenses were $1,517 million this quarter, up $45 million or 3% from the same period last year, due in part to higher advertising and promotion expenses, professional fees, legal expenses and data processing costs, which were partially offset by the favourable impact of foreign currency translation. Remuneration expenses were relatively in line with the comparative quarter last year, as increases in salaries and related benefits were offset by lower stock and performance-based compensation.
Compared to last quarter, non-interest expenses were up by $27 million or 2%. This relatively small growth reflected increases in various operating expense categories, including advertising and promotion costs, along with appraisal and acquisition expenses related to volume growth in retail mortgages. The consolidation of new subsidiaries acquired during this quarter contributed almost half of the increase in operating expenses over last quarter. The higher salaries cost, due to three more days in the quarter, was offset by a reduction in performance-based compensation.
On a year-to-date basis, total non-interest expenses were $4,464 million, $63 million or 1% higher than the comparative period last year. This was due to small increases in various categories reflecting the growth in business volumes, which were offset by the favourable impact of foreign currency translation. Lower stock-based compensation and employee benefit expenses largely offset higher performance-based compensation arising from the stronger year-to-date trading and retail brokerage revenues.
The Bank’s productivity ratio, a measure of the efficiency with which revenues are generated, was 56.4%, an improvement from 58.1% for the third quarter last year and up moderately from the 55.4% reported last quarter. The year-to-date productivity ratio was 55.9% compared to 56.1% last year, reflecting the Bank’s ongoing focus on containing expenses.

Taxes
The effective tax rate for this quarter was 20.3%, compared to 20.6% for the same quarter last year and 21.2% last quarter. The year-over-year decline was due primarily to higher income from foreign subsidiaries with relatively lower tax rates. The change over last quarter was due to the impact of the decline in the value of future tax assets in Inverlat in the second quarter, arising from announced reductions in Mexican income tax rates. The effective tax rate for the nine months ended July 31, 2005 was 20.5%, versus 21.5% in the comparable period last year, driven largely by higher income from foreign subsidiaries with relatively lower tax rates.

Risk management
The Bank’s risk management policies and practices are unchanged from those outlined on pages 54 to 63 of the 2004 Annual Report.

Credit risk
The provision for credit losses was $85 million in the third quarter, comprised entirely of specific provisions. This quarter’s specific provisions were an improvement from the $100 million in the same period a year ago, but up from $35 million in the last quarter, which included substantial recoveries in the Scotia Capital portfolio. There was no change to the general allowance for credit losses this quarter, compared to a $50 million reduction in the same period last year.
Credit quality in the Domestic retail and commercial portfolios remained strong, as total provisions for credit losses in the third quarter of $63 million were moderately lower than the previous quarter and the same period in 2004.
In International, provisions for credit losses were up from the same quarter last year, due to very low levels of new provisions in that period. However, they were slightly lower than last quarter.
Scotia Capital had a strong performance in the third quarter, with specific provisions of $2 million, $26 million lower than the same period last year. However, this was up from the previous quarter, which benefited from an unusually high level of recoveries, primarily in the U.S. portfolio.

Total net impaired loans, after deducting the specific allowance for credit losses, were $573 million, compared to $666 million in the second quarter and substantially improved from $1,198 million last year. After deducting the general allowance for credit losses, net impaired loans were negative $802 million.
The Bank continues to actively monitor certain indus-tries, including those impacted by higher oil prices. A few sectors that have come under recent stress are the North American automotive and forest products industries. Nevertheless, total provisions for credit losses in 2005 are expected to be well below last year and, depending on overall credit conditions, may include a reduction in the general allowance for credit losses.

Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. In the third quarter, the average one-day VaR decreased to $7.7 million from $10.2 million in the same quarter last year, and was up slightly from the $6.8 million in the second quarter. The year-over-year decrease was in interest rate exposure.

	Average for the three months ended
Risk factor	July 31	April 30	July 31
($ millions)	2005	2005	2004
Interest rate	$7.3	$5.4	$10.1
Equities	3.1	4.2	3.4
Foreign exchange	0.9	1.1	1.3
Commodities	1.1	0.4	0.7
Diversification	(4.7)	(4.3)	(5.3)
All-Bank VaR	$7.7	$6.8	$10.2

There was a single trading loss day in the third quarter compared to three days in the previous quarter. This loss was well within the range predicted by VaR.

Liquidity risk
The Bank maintains large holdings of liquid assets to support its operations. These assets can be sold or pledged to meet the Bank’s obligations. As at July 31, 2005, liquid assets were $84 billion or 26% of total assets, up $3 billion over last quarter. Liquid assets were comprised of 74% securities and 26% cash and deposits with banks. These levels are generally unchanged from the prior quarter.
The Bank pledges securities and other assets in the course of its day-to-day activities to secure obligations, participate in clearing and settlement systems, or operate in foreign jurisdictions. The Bank also sells securities under repurchase agreements. As at July 31, 2005, total assets pledged or sold under repurchase agreements were $49 billion (April 30, 2005 - $42 billion). The quarter-over-quarter increase was attributable primarily to higher levels of repurchase agreements and pledges for securities borrowing and lending activities.

Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined on pages 67 and 108 of the 2004 Annual Report. All trans-actions with related parties continued to be at market terms and conditions.

Balance sheet
As at July 31, 2005, the Bank’s total assets were $318 billion, up $38 billion or 14% from October 31, 2004. The year-to-date growth in assets was $32 billion, excluding the effect of foreign currency translation of $1 billion and the consolidation of a multi-seller conduit of $5 billion as a result of changes in Canadian accounting standards. This underlying growth was spread across most categories of assets.
Domestic retail lending’s strong performance was led by residential mortgages, which rose a substantial $5 billion, excluding securitizations. Accompanying this was growth in the ScotiaLine personal lending products of $2 billion, excluding securitizations, as both the housing and home renovation markets remained buoyant. The retail lending business in International also performed very well, particularly in the Caribbean and Mexico, with growth of $1 billion. Business lending grew $5 billion, with gains in International, particularly in Mexico and the Caribbean, as well as growth in commercial lending in Canada.
Securities increased $10 billion from October 31, 2004, excluding the impact of foreign currency translation and the consolidation of the multi-seller commercial paper conduits. Trading securities were up $7 billion, largely in Scotia Capital, where these securities are used to hedge market risk related to trading activities with customers. As well, investment securities rose $3 billion.
As at July 31, 2005, the surplus of the market value over book value of the Bank’s investment securities was $1,084 million, up $96 million from last quarter, notwith-standing large securities gains realized this quarter. Most of this quarter’s increase arose from sizeable improve-ments in the equities portfolio.
The Bank’s total liabilities were $301 billion as at July 31, 2005, up $37 billion from October 31, 2004. Excluding the effect of foreign currency translation of $1 billion and the $5 billion impact from the consolidation of a multi-seller conduit (included in other liabilities), underlying growth was $31 billion. There was an increase of $4 billion in personal deposits, which was largely driven by strong growth in Domestic term deposits of $2 billion, and solid gains in the Caribbean and Mexico of $1 billion. Business and government deposits grew by $17 billion, mainly to fund continuing asset growth.

Capital management
The Bank’s capital position remains very strong. The Tier 1 ratio was 11.1% this quarter, compared to 11.3% a year ago and 11.4% in the second quarter. These decreases arose primarily from the goodwill and other intangible assets related to acquisitions in the quarter.
The tangible common equity (TCE) ratio, which repre-sents common equity less goodwill and other intangible assets as a percentage of risk-weighted assets, continued to be the strongest of the major Canadian banks. This ratio was 9.3% at July 31, 2005, versus 9.5% in the third quarter last year and 9.5% at April 30, 2005.

Financial instruments
Financial instruments make up a substantial portion of the Bank’s balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion on some of these risk measures is included in the Risk Management section above.
There was no change to the basis of calculating the fair values of financial instruments from October 31, 2004, and no significant changes in the fair value of financial instru-ments that arose from factors other than normal economic, industry and market conditions.
Total derivative notional amounts were $923 billion as at July 31, 2005, compared to $1,023 billion last quarter-end. As well, the percentage of those derivatives held for trading and those held for non-trading or asset liability management was generally unchanged.

Off-balance sheet arrangements
In the normal course of business, the Bank enters into contractual arrangements that are not consolidated in its financial statements. These arrangements are primarily in three categories: Variable Interest Entities (VIEs), guarantees and loan commitments, and securitizations. There are no material contractual obligations that are not in the ordinary course of business.
    The Bank did not enter into any significant new arrange-ments with VIEs in the quarter. Guarantees and loan commitments were relatively unchanged from the second quarter. Fees from guarantees and loan commitment arrangements, recorded in other income, were $56 million for the three-month period ended July 31, 2005, compared to $67 million for the same period a year ago.
    The Bank continues to securitize residential mortgages as a cost-effective means of funding asset growth. A further $450 million in residential mortgages were securi-tized in the current quarter, bringing the balance of outstanding securitized mortgages to $7,869 million as at July 31, 2005.

Common dividend
The Board of Directors, at its meeting on August 30, 2005, approved a quarterly dividend of 34 cents per common share for shareholders of record as of October 4, 2005. This dividend is payable on October 27, 2005.

Outlook
The global economy is showing solid growth, though rising energy prices and increased international competition have produced an uneven performance among the main economic regions. As such, overall economic growth may moderate over the months ahead and, in Canada, growth could also be dampened if the U.S. dollar’s weakness against major currencies translates into a higher Canadian dollar.
With the Bank’s record performance for the first nine months, we fully expect to achieve results in the upper range of our key performance targets this year.

Accounting Policies and Estimates

The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See Note 1 to the 2004 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements.
There have not been any changes to the Bank’s significant accounting policies affecting this quarter, other than those described in Note 1 of the interim consolidated financial statements. Certain comparative amounts have been restated as a result of these changes.
Details of significant future changes in accounting standards and the impact of these on the Bank are presented in Note 2 of the interim consolidated financial statements.
The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2004 Annual Report.

Business Line Review

Domestic Banking

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31	April 30	July 31	July 31	July 31
(Taxable equivalent basis)(1)	2005	2005	2004	2005	2004
Business line income
Net interest income	$905	$852	$877	$2,647	$2,633
Provision for credit losses	63	66	70	205	243
Other income	453	445	414	1,345	1,255
Non-interest expenses	825	817	805	2,426	2,372
Provision for income taxes	149	134	133	430	413
Net income	$321	$280	$283	$931	$860
Preferred dividends paid	2	1	1	4	3
Net income available to common shareholders(2)	$319	$279	$282	$927	$857

Other measures
Return on equity(3)	31.2%	28.9%	31.4%	31.4%	32.1%
Average assets ($ billions)	$124	$121	$113	$122	$110

(1) Refer to footnote (2) further below.
(2) Refer to footnote (4) further below.
(3) Refer to footnote (1) in the Total table further below.

Domestic Banking, which includes Wealth Management, generated net income available to common shareholders of $319 million in the third quarter, and accounted for 41% of the Bank’s total net income available to common share-holders. Domestic results increased by $37 million or 13% from the third quarter of 2004, and rose by $40 million or 14% quarter over quarter. Return on equity was strong at 31.2%.
Net interest income increased $28 million or 3% from the same quarter last year, with continued strong growth in retail lending, including residential mortgages and revolving credit, as well as personal deposits and current accounts. Partially offsetting this growth were the effects of a compressed margin, due mainly to the continued low level of interest rates and customer preferences for lower-rate variable mortgages. Quarter over quarter, net interest income increased 6%, due in part to the three additional days in the quarter.
Other income was $453 million in the third quarter, an increase of $39 million or 9% versus the same period last year, as all business lines showed improved results. Contributing to this growth were higher full-service brokerage transaction volumes and increases in transaction service fees and card revenues. On a quarter-over-quarter basis, other income rose by 2%.
Credit quality continued to be strong, with the specific provision for credit losses at $63 million this quarter. This was a $7 million improvement from last year, due mainly to lower provisions in the commercial portfolio and a $3 million decrease from last quarter.
Non-interest expenses increased 2% from the same quarter last year. This reflected higher performance-based compensation in line with stronger brokerage revenues, normal salary increases, and an increase in pension and benefit costs. Partially offsetting this were lower mortgage acquisition costs and small decreases in a number of expense categories. Quarter over quarter, expenses increased 1%, mainly from growth in stock-based compen-sation, the effect of three additional days in the quarter and higher mortgage acquisition costs in line with mortgage growth. Partly tempering this growth were lower payroll taxes and advertising costs.

Scotia Capital

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31	April 30	July 31	July 31	July 31
(Taxable equivalent basis)(1)	2005	2005	2004	2005	2004
Business line income
Net interest income	$202	$230	$220	$648	$708
Provision for credit losses	2	(57)	28	(64)	131
Other income	316	329	309	982	969
Non-interest expenses	214	256	249	731	758
Provision for income taxes	100	120	62	273	203
Net income	$202	$240	$190	$690	$585
Preferred dividends paid	2	1	1	4	3
Net income available to common shareholders(2)	$200	$239	$189	$686	$582

Other measures
Return on equity(3)	24.7%	31.1%	19.3%	28.8%	18.8%
Average assets ($ billions)	$114	$113	$108	$112	$111

(1) Refer to footnote (2) further below.
(2) Refer to footnote (4) further below.
(3) Refer to footnote (1) in the Total table further below.

Scotia Capital reported net income available to common shareholders of $200 million in the third quarter, $11 million or 6% higher than last year, although $39 million or 16% lower than the second quarter. This represents a contri-bution of 26% to the Bank’s overall results this quarter. The business line produced a strong return on equity of 24.7%, significantly ahead of the 19.3% reported last year, but lower than the very strong returns shown in the first two quarters of 2005.
    The third quarter results reflect another solid performance in all businesses. The increase in net income compared to the previous year was due to higher trading revenues and lower provisions for credit losses, somewhat offset by lower lending revenues. The lower net income compared to the previous quarter primarily reflects the significant level of credit loss recoveries reported in the second quarter and lower institutional equity revenues in the third quarter. The second quarter results also included a gain from the sale of an asset acquired as part of a loan restructuring.
Net interest income for the quarter was 8% lower than the previous year, due primarily to reduced asset levels and interest margins in corporate lending. This decline was mitigated by higher interest income from trading opera-tions. Compared to last year, average lending volumes decreased 4%, primarily in the U.S. and Europe, due in part to the ongoing strengthening of the Canadian dollar. Compared to the second quarter, net interest income fell 12%, primarily relating to trading activities, and a slight reduction in interest margins.
While client demand for loans was relatively weak during the early part of the year, there was modest growth in drawn loan volumes in the last two quarters across the corporate loan portfolio.
Other income increased 2% compared to the same quarter last year, reflecting higher revenues from deriva-tives, debt and equity trading and new issues, offset by reduced merger and acquisition fees. Other income was 4% lower than last quarter, due primarily to the previously-noted gain from the sale of a restructured loan asset in the second quarter. As well, higher revenues from derivatives and foreign exchange were offset by lower revenues from equity trading and merger and acquisition fees.
Credit quality remained very good. The provision for credit losses was $2 million this quarter, compared to $28 million last year and a recovery of $57 million last quarter. Most of the second-quarter recoveries were realized in our U.S. lending operations.
Total expenses decreased 14% from the same quarter last year and 17% from the previous quarter, due primarily to lower performance-based compensation.
Provision for income taxes was $100 million this quarter, up from $62 million in the same quarter last year, but down from $120 million last quarter. The year-over-year increase was due to lower taxes from certain structured transactions last year.

International Banking

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31	April 30	July 31	July 31	July 31
(Taxable equivalent basis)(1)	2005	2005	2004	2005	2004
Business line income
Net interest income	$512	$489	$472	$1,463	$1,414
Provision for credit losses	21	26	2	54	27
Other income	237	174	181	591	552
Non-interest expenses	447	391	390	1,226	1,206
Provision for income taxes	28	42	32	93	109
Non-controlling interest in net income of subsidiaries	17	17	17	51	62
Net income	$236	$187	$212	$630	$562
Preferred dividends paid	2	1	1	4	3
Net income available to common shareholders(2)	$234	$186	$211	$626	$559

Other measures
Return on equity(3)	24.1%	21.0%	24.6%	23.1%	22.8%
Average assets ($ billions)	$51	$49	$50	$49	$49

(1) Refer to footnote (2) further below.
(2) Refer to footnote (4) further below.
(3) Refer to footnote (1) in the Total table further below.

International Banking’s net income available to common shareholders for this quarter was a record $234 million, an increase of $23 million or 11% from last year and $48 million or 26% above last quarter. This accounted for 30% of the consolidated net income available to share-holders this quarter. Return on equity was strong at 24.1%. Excluding the impact of foreign currency translation, underlying results rose $44 million or 21% from last year.
International continued to experience strong asset growth, particularly in the Caribbean and Mexico. Growth was 3% but, excluding the impact of foreign currency translation, asset volumes grew 9% from the same period last year. Retail loan growth was 21%, including good growth in mortgages, with substantial increases in Mexico, Chile and the Caribbean. In addition, after excluding the impact of foreign currency translation, International achieved underlying double-digit growth in low-cost savings and demand deposits.
Total revenues were $749 million this quarter, up $96 million or 15% from last year, and $86 million or 13% above last quarter. Adjusting for foreign currency translation, the year-over-year growth was $136 million or 21%.
Net interest income was $512 million this quarter, an increase of $40 million from last year and up $66 million or 14% after excluding the impact of foreign currency trans-lation. The increase from last year was due to higher retail loans and deposits in the Caribbean, Mexico and Chile, as well as the impact of the first-time consolidation of Banco de Comercio in El Salvador. Compared to last quarter, net interest income rose $23 million, mainly in the Caribbean and Central America.
Other income was $237 million this quarter, a signif-icant improvement of $56 million from last year, and $63 million above last quarter. The increases were largely the result of gains on sales of emerging market securities this quarter and strong year-over-year growth in Mexico.
Credit quality in International Banking remained good. Specific provisions for credit losses increased by $19 million from last year’s unusually low levels, but were down $5 million from last quarter. Year-to-date provisions for credit losses were $54 million compared to $27 million last year.
Non-interest expenses were $447 million in the third quarter, up $57 million or 15% from last year and $56 million or 14% from last quarter. These increases mainly reflect the effect of consolidating Banco de Comercio this quarter, as well as higher expenses in Mexico and the Caribbean due to marketing initiatives and normal business-related growth.
The provision for income taxes was $28 million this quarter, down from $32 million in the same quarter last year and $42 million last quarter. The decline was due primarily to higher income from subsidiaries with relatively lower tax rates. In addition, the quarter-over-quarter decrease was due to the impact of the decline in the value of future tax assets in Inverlat in the second quarter.

Other(1)

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31	April 30	July 31	July 31	July 31
(Taxable equivalent basis)(2)	2005	2005	2004	2005	2004
Business line income
Net interest income(3)	$(139)	$(113)	$(140)	$(393)	$(442)
Provision for credit losses	(1)	-	(50)	(1)	(51)
Other income	122	188	131	457	548
Non-interest expenses	31	26	28	81	65
Provision for income taxes(3)	(72)	(70)	(33)	(163)	(104)
Net income	$25	$119	$46	$147	$196
Preferred dividends paid	3	1	1	5	3
Net income available to common shareholders(4)	$22	$118	$45	$142	$193

Other measures
Average assets ($ billions)	$25	$24	$13	$24	$14

(1)    Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
(2)    The Bank, like some other banks, analyzes revenues, net interest margin on total average assets and the productivity ratio on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities to an equivalent before-tax basis. In the presentation of business line results, the corresponding offset is made in the provision for income taxes.
            Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in measures that are different from comparable GAAP measures and may not be the same as measures presented by other companies.
(3)    Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2005 ($81), April 30, 2005 ($94), and July 31, 2004 ($68), and for the nine months ended July 31, 2005 ($251), and July 31, 2004 ($201), to arrive at the amounts reported in the Consolidated Statement of Income.
(4)    Commencing in 2005, the measure of segment profitability has been changed from net income to net income available to common shareholders. Prior periods have been restated.

Net income available to common shareholders was $22 million, compared to $45 million last year and $118 million last quarter. The year-over-year decrease was due mainly to a $50 million reduction in the general allowance in 2004, and lower net investment gains this quarter. The quarter-over-quarter decline mainly reflected the $118 million pre-tax gain on the sale of a portion of the Bank’s investment holding in Shinsei Bank last quarter.
    Net interest income was relatively unchanged from last year, but decreased by $26 million from last quarter, mainly from lower dividend income in Group Treasury. Net interest income included the elimination of the tax-exempt income gross-up included in the operating divisions’ results, which report on a taxable equivalent basis. The elimination was $81 million in the third quarter, compared to $68 million last year and $94 million in the prior quarter.
Other income declined by $9 million from the same quarter last year, mainly from lower net gains on investment securities, partially offset by higher securitization revenues. Compared to last quarter, other income decreased by $66 million due to lower gains on securities, in part from the $118 million gain on Shinsei Bank realized in the second quarter.
The provision for credit losses was a reversal of $1 million this quarter, compared to a $50 million reversal last year, entirely from the $50 million reduction in the general allowance for credit losses last year.
Non-interest expenses were relatively unchanged from both last year and the prior quarter.

Total

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(Unaudited) ($ millions)	2005	2005	2004	2005	2004
Business line income
Net interest income	$1,480	$1,458	$1,429	$4,365	$4,313
Provision for credit losses	85	35	50	194	350
Other income	1,128	1,136	1,035	3,375	3,324
Non-interest expenses	1,517	1,490	1,472	4,464	4,401
Provision for income taxes	205	226	194	633	621
Non-controlling interest in net income of subsidiaries	17	17	17	51	62
Net income	$784	$826	$731	$2,398	$2,203
Preferred dividends paid	9	4	4	17	12
Net income available to common shareholders	$775	$822	$727	$2,381	$2,191

Other measures
Return on equity(1)	19.9%	22.3%	19.4%	21.0%	20.2%
Average assets ($ billions)	$314	$307	$284	$307	$284

(1)    For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line. Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under GAAP and, accordingly, the resulting return on equity for each business line may not be compa-rable to those used by other financial institutions.

Geographic Highlights

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(Unaudited)	2005	2005	2004	2005	2004
Net income available to common shareholders ($ millions)
Canada	$472	$407	$410	$1,407	$1,241
United States	50	119	86	230	245
Other international	269	316	236	831	736
Corporate adjustments	(16)	(20)	(5)	(87)	(31)
	$775	$822	$727	$2,381	$2,191
Average assets ($ billions)
Canada	$207	$204	$190	$204	$188
United States	26	25	19	25	22
Other international	78	75	74	75	72
Corporate adjustments	3	3	1	3	2
	$314	$307	$284	$307	$284

Quarterly Financial Highlights

	For the three months ended
	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31
	2005	2005	2005	2004	2004	2004	2004	2003
Total revenue(1) (TEB(2)) ($ millions)	$2,689	$2,688	$2,614	$2,457	$2,532	$2,770	$2,536	$2,551
Net income(1) ($ millions)	784	826	788	705	731	784	688	654
Basic earnings per share ($)	0.78	0.82	0.78	0.70	0.72	0.77	0.68	0.64
Diluted earnings per share ($)	0.77	0.81	0.77	0.69	0.71	0.75	0.67	0.63

(1)    Amounts have been retroactively adjusted to reflect the new accounting pronouncement on liabilities and equity (refer to Note 1 further below).
(2)    The adjustment that changes GAAP measures to taxable equivalent basis (TEB) measures is discussed in footnotes (2) and (3) further above.

Share Data

	As at
	July 31
(thousands of shares)	2005
Class A preferred shares issued by Scotia Mortgage Investment Corporation	250	(1)
Series 2000-1 trust securities issued by BNS Capital Trust	500	(1)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(2)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(2)
Preferred shares Series 12	12,000	(3)
Preferred shares Series 13	12,000	(4)
Common shares outstanding	995,138	(5)(6)
Outstanding options granted under the Stock Option Plans to purchase common shares	39,078	(5)(7)

(1)    Reported in subordinated debentures and capital instrument liabilities in the Consolidated Balance Sheet.
(2)    Refer to Note 1 further below for the accounting treatment and presentation of these instruments.
(3)    These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
(4)    These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend paid July 27, 2005, was $0.4405 per share. Subsequent quarterly dividends will be $0.30 per share.
(5)    As at August 18, 2005, the number of outstanding common shares and options were 995,279 and 38,937, respectively. The number of other securities disclosed in this table were unchanged.
(6)    Includes 1,195 shares issued from treasury in June 2005 related to an acquisition of a subsidiary.
(7)    Included are 15,390 stock options with tandem stock appreciation right (SAR) features.

Further details, including convertibility features, are available in Notes 13 and 14 of the October 31, 2004, consolidated financial statements presented in the 2004 Annual Report, and Note 4 further below of this report.

Forward-looking statements This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to our objectives, strategies, expected financial results (including those in the area of risk management), and our outlook for our businesses and for the Canadian, U.S. and global economies. Forward-looking statements are typically identified by words or phrases such as “believe,”“expect,”“anticipate,”“intent,”“estimate,”“may increase,”“may fluctuate,” and similar expressions of future or conditional verbs such as “will,”“should,”“would” and “could.”
By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank’s ability to complete and integrate acquisitions; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition; judicial and regulatory proceedings; acts of God, such as earthquakes; the possible impact of international conflicts and other devel-opments, including terrorist acts and war on terrorism; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements.
The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the foregoing factors, other uncer-tainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com, and on the EDGAR section of the SEC’s website at www.sec.gov.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(Unaudited) ($ millions)	2005	2005	2004(1)	2005	2004(1)
Interest income
Loans	$2,584	$2,417	$2,248	$7,400	$6,783
Securities	807	797	657	2,303	2,015
Deposits with banks	173	151	116	460	321
	3,564	3,365	3,021	10,163	9,119
Interest expense
Deposits	1,500	1,384	1,196	4,214	3,532
Subordinated debentures and capital instrument liabilities (Notes 1 and 8)	47	47	66	140	208
Other	537	476	330	1,444	1,066
	2,084	1,907	1,592	5,798	4,806
Net interest income	1,480	1,458	1,429	4,365	4,313
Provision for credit losses (Note 7)	85	35	50	194	350
Net interest income after provision for credit losses	1,395	1,423	1,379	4,171	3,963
Other income
Card revenues	66	56	58	184	172
Deposit and payment services	184	168	169	520	485
Mutual funds	50	47	43	141	127
Investment management, brokerage and trust services	143	156	123	441	391
Credit fees	140	135	150	411	440
Trading revenues	133	125	101	468	358
Investment banking	162	167	160	509	504
Net gain on investment securities	109	134	106	305	423
Securitization revenues	21	20	17	60	85
Other	120	128	108	336	339
	1,128	1,136	1,035	3,375	3,324
Net interest and other income	2,523	2,559	2,414	7,546	7,287
Non-interest expenses
Salaries and employee benefits	874	883	875	2,627	2,623
Premises and technology	288	285	283	846	846
Communications	66	63	62	189	181
Advertising and business development	58	50	51	151	151
Professional	44	45	39	131	115
Business and capital taxes	38	42	37	117	110
Other	149	122	125	403	375
	1,517	1,490	1,472	4,464	4,401
Income before the undernoted	1,006	1,069	942	3,082	2,886
Provision for income taxes	205	226	194	633	621
Non-controlling interest in net income of subsidiaries	17	17	17	51	62
Net income	$784	$826	$731	$2,398	$2,203
Preferred dividends paid	9	4	4	17	12
Net income available to common shareholders	$775	$822	$727	$2,381	$2,191
Average number of common shares outstanding (millions):
Basic	995	996	1,008	999	1,010
Diluted	1,009	1,011	1,024	1,014	1,026
Earnings per common share(2) (in dollars):
Basic	$0.78	$0.82	$0.72	$2.38	$2.17
Diluted	$0.77	$0.81	$0.71	$2.35	$2.13
Dividends per common share (in dollars)	$0.34	$0.32	$0.30	$0.98	$0.80

(1)    Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments (refer to Note 1 further below).
(2)    The calculation of earnings per share is based on full dollar and share amounts.

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Balance Sheet

	As at
	July 31	April 30	October 31	July 31
(Unaudited) ($ millions)	2005	2005	2004(1)	2004(1)
Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$2,072	$2,137	$1,921	$1,411
Interest-bearing deposits with banks	17,736	15,954	12,932	16,840
Precious metals	2,327	2,403	2,302	2,275
	22,135	20,494	17,155	20,526
Securities
Investment	23,235	22,781	15,717	18,343
Trading	50,541	50,164	43,056	46,161
	73,776	72,945	58,773	64,504
Loans
Residential mortgages	73,867	70,848	69,018	66,955
Personal and credit cards	33,981	34,403	30,182	29,475
Business and governments	63,604	62,174	57,384	61,259
Securities purchased under resale agreements	23,290	20,748	17,880	21,307
	194,742	188,173	174,464	178,996
Allowance for credit losses (Note 7)	2,565	2,591	2,696	3,242
	192,177	185,582	171,768	175,754
Other
Customers’liability under acceptances	7,353	7,194	7,086	6,494
Trading derivatives’market valuation	11,334	12,884	14,198	11,163
Land, buildings and equipment	1,947	1,904	1,872	1,872
Goodwill	546	292	261	271
Other intangible assets	219	226	240	246
Other assets	8,046	7,569	7,859	6,060
	29,445	30,069	31,516	26,106
	$317,533	$309,090	$279,212	$286,890
Liabilities and shareholders’ equity
Deposits
Personal	$83,840	$82,527	$79,020	$79,569
Business and governments	111,257	107,071	94,125	97,478
Banks	24,912	25,184	22,051	24,086
	220,009	214,782	195,196	201,133
Other
Acceptances	7,353	7,194	7,086	6,494
Obligations related to securities sold under repurchase agreements	27,003	25,164	19,428	23,299
Obligations related to securities sold short	9,976	8,542	7,585	11,421
Trading derivatives’market valuation	12,049	11,445	14,054	10,972
Other liabilities	21,277	22,346	15,733	13,094
Non-controlling interest in subsidiaries	296	290	280	280
	77,954	74,981	64,166	65,560
Subordinated debentures and capital instrument liabilities (Notes 1 and 8)	3,367	3,383	4,865	4,916
Shareholders’equity
Capital stock:
Preferred shares	600	600	300	300
Common shares and contributed surplus	3,314	3,242	3,229	3,204
Retained earnings	13,909	13,517	13,239	12,881
Cumulative foreign currency translation	(1,620)	(1,415)	(1,783)	(1,104)
	16,203	15,944	14,985	15,281
	$317,533	$309,090	$279,212	$286,890

(1)    Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments (refer to Note 1 further below).

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity

	For the nine months ended
	July 31	July 31
(Unaudited) ($ millions)	2005	2004(1)
Preferred shares
Balance at beginning of year	$300	$300
Issued	300	-
Balance at end of period	600	300
Common shares and contributed surplus
Common shares:
Balance at beginning of year	3,228	3,140
Issued	148	88
Purchased for cancellation	(63)	(25)
Balance at end of period	3,313	3,203
Contributed surplus: Fair value of stock options	1	1
Total	3,314	3,204
Retained earnings
Balance at beginning of year	13,239	11,747
Net income	2,398	2,203
Dividends: Preferred	(17)	(12)
Common	(979)	(808)
Purchase of shares	(725)	(249)
Other	(7)	-
Balance at end of period	13,909	12,881
Cumulative foreign currency translation
Balance at beginning of year	(1,783)	(1,074)
Net unrealized foreign exchange translation gains/(losses)(2)	163	(30)
Balance at end of period	(1,620)	(1,104)
Total shareholders’ equity at end of period	$16,203	$15,281

(1)    Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments (refer to Note 1 further below).
(2)    Comprises unrealized foreign exchange translation gains/(losses) on net investments in self-sustaining foreign operations of $130 (July 31, 2004 - $131) and related foreign exchange hedging activities of $33 (July 31, 2004 - $(161)).

The accompanying notes are an integral part of these interim consolidated financial statements.

Condensed Consolidated Statement of Cash Flows

	For the three months ended		For the nine months ended
Sources and (uses) of cash flows	July 31	July 31	July 31	July 31
(Unaudited) ($ millions)	2005	2004(1)	2005	2004(1)
Cash flows from operating activities
Net income	$784	$731	$2,398	$2,203
Adjustments to net income to determine cash flows	(43)	(51)	19	9
Net accrued interest receivable and payable	(26)	(37)	(5)	(223)
Trading securities	(629)	(4,405)	(6,943)	(3,374)
Trading derivatives’market valuation, net	2,032	875	793	364
Other, net	128	560	795	(514)
	2,246	(2,327)	(2,943)	(1,535)
Cash flows from financing activities
Deposits	6,988	5,979	21,827	7,514
Obligations related to securities sold under repurchase agreements	2,068	1,166	6,970	(5,233)
Obligations related to securities sold short	1,459	1,966	2,386	2,205
Subordinated debentures and capital instrument liabilities
redemptions/repayments	-	-	-	(260)
Capital stock issued	26	23	392	88
Capital stock redeemed/purchased for cancellation or trading, net	(47)	(62)	(788)	(274)
Cash dividends paid	(348)	(306)	(996)	(820)
Other, net	217	(512)	544	(360)
	10,363	8,254	30,335	2,860
Cash flows from investing activities
Interest-bearing deposits with banks	(2,376)	(576)	(4,802)	593
Loans, excluding securitizations	(9,730)	(5,761)	(21,922)	(6,782)
Loan securitizations	451	859	1,678	2,735
Investment securities, net	(683)	(268)	(1,824)	2,833
Land, buildings and equipment, net of disposals	(44)	(64)	(106)	(139)
Other, net(2)	(255)	-	(279)	(59)
	(12,637)	(5,810)	(27,255)	(819)
Effect of exchange rate changes on cash and cash equivalents	(37)	(27)	14	8
Net change in cash and cash equivalents	(65)	90	151	514
Cash and cash equivalents at beginning of period	2,137	1,321	1,921	897
Cash and cash equivalents at end of period	$2,072	$1,411	$2,072	$1,411

Cash disbursements made for:
Interest	$2,071	$1,499	$5,790	$5,025
Income taxes	$166	$133	$631	$565

(1)    Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments (refer to Note 1 further below).
(2)    For the three months ended and the nine months ended July 31, 2005, comprises investments in subsidiaries net of non-cash consideration consisting of common shares issued from treasury of $49 (July 31, 2004 - nil) and cash and cash equivalents at the date of acquisition of $17 (July 31, 2004 - nil).

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements (Unaudited)

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2004. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank’s year-end audited consolidated financial statements, except as discussed in Note 1. Certain comparative amounts have been reclassified to conform with the current period’s presentation.

1.    New accounting policies:

    Liabilities and equity

Effective November 1, 2004, the Bank, as required, retroactively adopted, with restatement of prior periods, a new pronouncement issued by the Canadian Institute of Chartered Accountants (CICA) amending the accounting for certain financial instru-ments that have the characteristics of both a liability and equity. This pronouncement requires those instruments that can be settled at the issuer’s option by issuing a variable number of the issuer’s own equity instruments, to be presented as liabilities rather than as equity.

This pronouncement affected the $2 billion of Scotiabank Trust Securities issued through BNS Capital Trust and Scotiabank Capital Trust, and $250 million of preferred shares issued by Scotia Mortgage Investment Corporation. These instruments were reclassified from non-controlling interest in subsidiaries and share-holders’ equity, respectively, to subordinated deben-tures and capital instrument liabilities. The comparative restated amounts are set out in the table below. Each quarter, this change results in disburse-ments of approximately $38 million associated with these instruments being recorded as interest expense, whereas prior to fiscal 2005, such disbursements would have been recorded as non-controlling interest in net income of subsidiaries of $34 million and preferred dividends of $2 million (net of provision for income taxes of $2 million).

In addition, effective November 1, 2004, in accordance with a new Canadian accounting pronouncement related to variable interest entities (VIEs), $1.5 billion of Scotiabank Trust Securities were reclassified to deposit liabilities in the Consolidated Balance Sheet (see paragraph on Scotiabank Trust Securities further below).

In all cases, there was no change to net income available to common shareholders or earnings per share. As well, the Bank’s regulatory capital ratios were not affected, as the Bank’s innovative Tier 1 capital instruments remain eligible as Tier 1 capital for regulatory purposes.

The following table summarizes the restatements to the Consolidated Balance Sheet that were required by the new liabilities and equity pronouncement:

	As at
	October 31, 2004			July 31, 2004
	As previously			As previously
($ millions)	presented	Change	Restated	presented	Change	Restated
Consolidated Balance Sheet
Liabilities
Non-controlling interest in subsidiaries	$2,280	$(2,000)	$280	$2,280	$(2,000)	$280
Subordinated debentures & capital instrument liabilities	2,615	2,250	4,865	2,666	2,250	4,916
Shareholders’ equity
Capital stock - Preferred shares	550	(250)	300	550	(250)	300

    Consolidation of variable interest entities

Effective November 1, 2004, the Bank adopted a new accounting guideline issued by the CICA which requires consolidation of VIEs by the primary beneficiary.

An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; (b) as a group, the holders of the equity investment at risk lack certain essential character-istics of a controlling financial interest. The VIE guideline also exempts certain entities from its scope. The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses, expected residual returns, or both.

The following is a summary by VIE category of the financial statement impact of this new guideline:

    Securitization Vehicles
The Bank administers three multi-seller commercial paper conduit programs, which involve the purchase of assets by conduit vehicles from outside parties, funded by the issuance of asset-backed commercial paper. The Bank has no rights to these assets, but manages for a fee the commercial paper selling program. As well, in some instances, the Bank is counterparty to derivative contracts with these conduits and provides them with a large portion of their backstop liquidity and partial credit enhancement facilities. At the time of adoption of the new accounting standard, the Bank assessed that it was the primary beneficiary of these conduits and consolidated these conduits in its financial statements. On adoption, investment securities, personal and credit card loans, and other liabilities in the Consolidated Balance Sheet increased by $5 billion, $3 billion and $8 billion, respectively. This accounting change does not affect net income or earnings per share.

Scotiabank Trust Securities
The Bank has issued $1.5 billion in innovative Tier 1 capital under the Scotiabank Capital Trust structure. This structure is a VIE, but the Bank is not its primary beneficiary. As such, the Bank has deconsolidated this structure and recorded $1.5 billion in business and governments deposit liabilities in the Consolidated Balance Sheet. These financial instruments were previ-ously reported as non-controlling interest in subsidiaries. With the adoption of the accounting policy changes for liabilities and equity noted previ-ously, these instruments were reclassified to subordi-nated debentures and capital instrument liabilities in prior periods. On a quarterly basis, this change results in approximately $24 million in disbursements associated with this structure being recorded in interest expense, whereas prior to fiscal 2005, such disbursements were recorded as non-controlling interest in net income of subsidiaries. With the adoption of the changes to liabilities and equity noted above, these disbursements were reclassified to interest expense. Overall, there was no change in net income or earnings per share.

    Other
The Bank is involved with other entities, such as investment structures and collateralized debt obligation vehicles, which have assets totalling $8 billion. Although the Bank has consolidated those entities for which it is the primary beneficiary, the resulting increase in total assets and liabilities was insignificant.

2.    Future accounting changes:

       Financial instruments

The CICA has issued three new standards: Financial Instruments - Recognition and Measurement, Hedges and Comprehensive Income. These will be effective for the Bank on November 1, 2006, and require the following:

Financial Instruments - Recognition and Measurement
All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheet, except the following, which will be carried at amortized cost: loans and receivables, securities intended to be held until maturity and non-trading financial liabilities. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statement of Income. Unrealized gains and losses on financial assets that are held as available for sale will be recorded in other comprehensive income until realized, when they will be recorded in the Consolidated Statement of Income. All derivatives, including embedded derivatives that must be accounted for separately, will be recorded at fair value in the Consolidated Balance Sheet.

    Hedges
In a fair value hedge, the component of the under-lying asset or liability being hedged, as well as the hedging derivative, will be carried at fair value, with changes in fair value recorded in the Consolidated Statement of Income. In a cash flow hedge, the change in fair value of the derivative will be recorded in other comprehensive income until the asset or liability being hedged affects the Consolidated Statement of Income, at which time the related change in fair value of the derivative will also be recorded in the Consolidated Statement of Income. Any hedge ineffectiveness will be recorded in the Consolidated Statement of Income.

Comprehensive Income
Unrealized gains and losses on financial assets that will be held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded in a Statement of Other Comprehensive Income until recognized in the Consolidated Statement of Income. Other comprehensive income will form part of shareholders’ equity.

The impact of implementing these new standards is not yet determinable as it is dependent on the Bank’s outstanding positions, hedging strategies and market volatility at the time of transition.

3.	Segmented results of operations
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, Scotia Capital and International Banking. Results for these operating segments are presented in the Business line income tables above.

4.	Significant capital transactions
In the first quarter of 2005, the Bank initiated a new normal course issuer bid to purchase up to 50 million of the Bank’s common shares. This represents approximately 5 per cent of the Bank’s outstanding common shares. The bid will terminate on the earlier of January 5, 2006, or the date the Bank completes its purchases. During the quarter, the Bank purchased 1.1 million common shares at an average cost of $41.66. For the nine months ended July 31, 2005, 19.7 million common shares were purchased at an average price of $39.93. On March 15, 2005, the Bank issued $300 million noncumulative preferred shares Series 13. The shares were equity. priced at $25.00 per share to yield 4.80% annually.

5.   Acquisitions
During the third quarter, the Bank completed three acquisitions: Banco de Comercio in El Salvador; Waterous & Co., a leading global oil and gas energy acquisition and divestiture advisory firm; and, the business of Pan American Financial, a mortgage originator in Puerto Rico.

These purchases did not have a material effect on the Bank’s or the consolidated financial position. Estimated total goodwill and other intangible assets of $250 million have been recorded in the Consolidated Balance Sheet. This amount may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed.

6.   Sales of loans through securitizations
      The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The net gain on the sale of the mortgages resulting from these securitizations is recognized in securitization revenues in the Consolidated Statement of Income. No credit losses are expected, as the mortgages are insured. The following table summarizes the Bank’s sales.

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
($ millions)	2005	2005	2004	2005	2004
Net cash proceeds(1)	$451	$638	$859	$1,678	$2,735
Retained interest	15	21	23	50	82
Retained servicing liability	(3)	(4)	(6)	(11)	(18)
	463	655	876	1,717	2,799
Residential mortgages securitized	450	644	871	1,682	2,754
Net gain on sale	$13	$11	$5	$35	$45

(1)    Excludes insured mortgages which were securitized and retained by the Bank of $194 for the three months ended July 31, 2005 (April 30, 2005 - $179; July 31, 2004 - nil) and $956 for the nine months ended July 31, 2005 (July 31, 2004 - nil). These assets are classified as investment securities and have an outstanding balance of $750 as at July 31, 2005.

7.    Allowance for credit losses
       The following table summarizes the change in the allowance for credit losses.

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
($ millions)	2005	2005	2004	2005	2004
Balance at beginning of period	$2,599	$2,650	$3,317	$2,704	$3,580
Presented with securities	-	-	-	-	(363(1))
Write-offs	(188)	(153)	(117)	(490)	(434)
Recoveries	53	48	46	137	119
Provision for credit losses	85	35	50	194	350
Other, including foreign exchange adjustment	23	19	(40)	27	4
Balance at the end of period(2)(3)	$2,572	$2,599	$3,256	$2,572	$3,256

    (1)    Effective November 1, 2003, the country risk allowance related to investment securities is no longer disclosed as part of the allowance for credit losses, but continues to be deducted from investment securities.
    (2)    As at July 31, 2005, $7 (April 30, 2005 - $8; July 31, 2004 - $14) has been recorded in other liabilities.
    (3)    As at July 31, 2005, the general allowance for credit losses was $1,375 (April 30, 2005 - $1,375; July 31, 2004 - $1,425).

8.  Subordinated debentures and capital instrument liabilities
    The following table provides the detail for the subordinated debentures and capital instrument liabilities.

	As at
	July 31	April 30	July 31
	2005	2005	2004(1)
Subordinated debentures	$2,617	$2,633	$2,666
Class A preferred shares issued by Scotia Mortgage Investment Corporation	250	250	250
Scotiabank Trust Securities - Series 2000-1 issued by BNS Capital Trust	500	500	500
Scotiabank Trust Securities - Series 2002-1 issued by Scotiabank Capital Trust (2)	-	-	750
Scotiabank Trust Securities - Series 2003-1 issued by Scotiabank Capital Trust (2)	-	-	750
	$3,367	$3,383	$4,916

    (1)    Amounts have been retroactively restated as required by a new accounting pronouncement on liabilities and equity (refer to Note 1). In addition, the features of these capital instruments are described in Note 13 of the consolidated financial statements for the year ended October 31, 2004.
    (2)    Effective November 1, 2004, these securities were reclassified to deposits on a prospective basis as a result of the new accounting pronouncement on VIEs (refer to Note 1 above). These capital instruments remain eligible as Tier 1 capital for regulatory purposes.

9.  Employee future benefits
Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
($ millions)	2005	2005	2004	2005	2004
Benefit expenses
Pension plans	$23	$24	$21	$68	$65
Other benefit plans	30	25	26	82	78
	$53	$49	$47	$150	$143

    (1)    Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

SHAREHOLDER & INVESTOR INFORMATION

Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.

Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.
For more information on participation in the plan, please contact the Transfer Agent.

Dividend dates for 2005
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

            Record Date               Payment Date
            January 4               January 27
            April 5                       April 27
            July 5                         July 27
            October 4               October 27

Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast
The quarterly results conference call will take place on August 30, 2005, at 2:30 p.m. EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompa-nying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are also invited to submit questions by e-mail to investor.relations@scotiabank.com.
A telephone replay of the conference call will be available from August 30, 2005, to September 13, 2005, by calling (416) 640-1917 and entering the identification code 21132692#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information
Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Media:
For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s Transfer Agent:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
Co-Transfer Agent (U.S.A.)
Computershare Trust Company, Inc.
350 Indiana Street
Golden, Colorado 80401 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en version française
Le Rapport annuel et les états financiers périodiques de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.
The Bank of Nova Scotia is incorporated in Canada with limited liability.

For further information:

Luc Vanneste, Executive Vice-President & Chief Financial Officer, (416) 933-3250
Kevin Harraher, Vice-President, Investor Relations, (416) 866-5982
Frank Switzer, Public Affairs, (416) 866-7238